UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934


Name of issuer:    EAGLE WIRELESS INTERNATIONAL, INC.

Common Stock

CUSIP Number: 27002R 10 1

Rule pursuant to which this Schedule is filed:    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  27002R 10 1                                 Page 2 of 10


1.   Name of Reporting Persons:  The Futer Family Trust
      I.R.S. Identification Nos. of above persons (entities only).
      91-6475160
-------------------------

2.   Check the appropriate box if a member of a group (See Instructions):
      (a) (     )    (b) (     )
-------------------------

3.   SEC use only.

-------------------------

4.   Citizenship or place of organization:
      Texas
-------------------------

                        5.  Sole Voting Power
Number                        1,364,000  (1)
of Shares                  ------------------------------
Beneficially            6.  Shared Voting Power
Owned                         NONE
by Each                    ------------------------------
Reporting               7.  Sole Dispositive Power
Person                        1,364,000  (1)
With:                      ------------------------------
                        8.  Shared Dispositive Power
                                    NONE
                           ------------------------------

9.   Aggregate amount beneficially owned by each reporting person:
     1,364,000  (1)
-------------------------

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions):
       (   )
-------------------------

11.  Percent of class represented by amount in row 9:
       11.85%  (1)
-------------------------

12.  Type of reporting person (See Instructions):
       OO
-------------------------

(1) As of 09/04/97. Includes Class A Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $4.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $5.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class A Warrants by paying holders $.05 per Class A Warrant. Also includes Class B Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $6.00 per share, expiring
8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $7.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class B Warrants by paying holders
$.05 per Class B Warrant. Excludes Warrants expiring 5/3/99 to purchase
110,000 shares of Common Stock at $.50 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.05 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes options registered in the name of Christopher W. Futer, exercisable immediately, to buy 5,000 shares of Common Stock at a price of $1.25 per share, expiring 8/3/03.


CUSIP No.  27002R 10 1                                 Page 3 of 10

1.   Name of Reporting Persons:  Elizabeth Joan Futer (Joint Filer)
      (CIK: 0001082210)
      I.R.S. Identification Nos. of above persons (entities only).

-------------------------

2.   Check the appropriate box if a member of a group (See Instructions):
      (a) (     )    (b) (     )
-------------------------

3.   SEC use only.

-------------------------
4.   Citizenship or place of organization:
     US
-------------------------

                         5.  Sole Voting Power
Number                         NONE
of Shares                  ------------------------------
Beneficially             6.  Shared Voting Power
Owned                          1,364,000 (1)
by Each                    ------------------------------
Reporting                7.  Sole Dispositive Power
Person                         NONE
With:                      ------------------------------
                         8.  Shared Dispositive Power
                               1,364,000 (1)
                           ------------------------------

9.   Aggregate amount beneficially owned by each reporting person:
      1,364,000 (1)
-------------------------

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions):
       (    )
-------------------------

11.  Percent of class represented by amount in row 9:
       11.85% (1)
-------------------------

12.  Type of reporting person (See Instructions):
        IN
-------------------------

(1) As of 09/04/97. As Trustee and beneficiary with Matthew W. Futer of the Futer Family Trust. Includes Class A Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $4.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $5.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class A Warrants by paying holders $.05 per Class A Warrant. Also includes Class B Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $6.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $7.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class B Warrants by paying holders $.05 per Class B Warrant. Excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.50 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.05 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes options registered in the name of Christopher W. Futer, exercisable immediately, to buy 5,000 shares of Common Stock at a price of $1.25 per share, expiring 8/3/03.


CUSIP No.  27002R 10 1                                 Page 4 of 10


1. Name of Reporting Persons: Matthew W. Futer(Joint Filer)(CIK: 0001082213) I.R.S. Identification Nos. of above persons (entities only).

-------------------------

2.   Check the appropriate box if a member of a group (See Instructions):
     (a) (     )    (b) (     )
-------------------------

3.   SEC use only.

-------------------------

4.   Citizenship or place of organization:
      US
-------------------------

                         5.  Sole Voting Power
Number                         NONE
of Shares                  ------------------------------
Beneficially             6.  Shared Voting Power
Owned                          1,364,000 (1)
by Each                    ------------------------------
Reporting                7.  Sole Dispositive Power
Person                         NONE
With:                      ------------------------------
                         8.  Shared Dispositive Power
                               1,364,000 (1)
                           ------------------------------

9.   Aggregate amount beneficially owned by each reporting person:
     1,364,000 (1)
-------------------------

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions):
       (    )
-------------------------

11.  Percent of class represented by amount in row 9:
       11.85% (1)
-------------------------

12.  Type of reporting person (See Instructions):
       IN
-------------------------

(1) As of 09/04/97. As Trustee and beneficiary with Elizabeth Joan Futer of the Futer Family Trust. Includes Class A Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $4.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $5.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class A Warrants by paying holders $.05 per Class A Warrant. Also includes Class B Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $6.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $7.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class B Warrants by paying holders $.05 per Class B Warrant. Excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.50 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.05 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes options registered in the name of Christopher W. Futer, exercisable immediately, to buy 5,000 shares of Common Stock at a price of $1.25 per share, expiring 8/3/03.


CUSIP No.  27002R 10 1                                 Page 5 of 10


1.   Name of Reporting Persons.  Christopher W. Futer (Joint Filer)
     (CIK: 0001082214)
      I.R.S. Identification Nos. of above persons (entities only).

-------------------------

2.   Check the appropriate box if a member of a group (See Instructions):
      (a) (     )    (b) (     )
-------------------------

3.   SEC use only.

-------------------------

4.   Citizenship or place of organization:
     US
-------------------------

                         5.  Sole Voting Power
Number                         NONE (1)
of Shares                 ------------------------------
Beneficially             6.  Shared Voting Power
Owned                          NONE (1)
by Each                   ------------------------------
Reporting                7.  Sole Dispositive Power
Person                         NONE (1)
With:                     ------------------------------
                         8.  Shared Dispositive Power
                               NONE (1)
                          ------------------------------

9.   Aggregate amount beneficially owned by each reporting person:
      NONE (1)
-------------------------

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions):
       ( X )
-------------------------

11.  Percent of class represented by amount in row 9:
        NONE (1)
-------------------------

12.  Type of reporting person (See Instructions):
        IN
-------------------------

(1) Christopher W. Futer disclaims beneficial ownership, including voting and disposition power, of shares of common stock and derivative securities owned by the Futer Family Trust. Elizabeth Joan Futer, spouse of Christopher W. Futer, and Matthew W. Futer, son of Christopher W. Futer, are Trustees and beneficiaries of the Futer Family Trust.


CUSIP No.  27002R 10 1                                 Page 6 of 10


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1(a) Name of issuer:

          EAGLE WIRELESS INTERNATIONAL, INC.

Item 1(b) Address of issuer's principal executive offices:

          910 GEMINI
          HOUSTON, TEXAS  77058

Item 2(a) Name of person filing:

          THE FUTER FAMILY TRUST
          ELIZABETH JOAN FUTER (Joint Filer),
          MATTHEW W. FUTER (Joint Filer), AND
          CHRISTOPHER W. FUTER (Joint Filer)

Item 2(b) Address of principal business office or, if none, residence:

          16534 SPACE CENTER BOULEVARD
          HOUSTON, TEXAS  77058

Item 2(c) Citizenship:

          THE FUTER FAMILY TRUST IS A TRUST ORGANIZED IN ACCORDANCE WITH THE TEXAS TRUST CODE.

          ELIZABETH JOAN FUTER     USA
          MATTHEW W. FUTER         USA
          CHRISTOPHER W. FUTER     USA

Item 2(d) Title of class of securities:

          COMMON STOCK.

Item 2(e) CUSIP number:

          27002R 10 1


CUSIP No.  27002R 10 1                                 Page 7 of 10


Item 3 If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) (    )  Broker or dealer registered under Section 15 of the Act.

(b) (    )  Bank as defined in Section  3(a)(6) of the Act.

(c) (    )  Insurance Company as defined in Section 3(a)(19) of the Act.

(d) (    )  Investment Company registered under Section 8 of the Investment
            Company Act.

(e) (    )  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940.

(f) (    )  Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F).

(g) (    ) Parent holding company, in accordance with
           Section 240.13d-1(b)(ii)(G).

(h) (    ) A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act.

(i) (    ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Item 4    Ownership:

     (a)  Amount beneficially owned by the FUTER FAMILY TRUST:

          1,364,000 SHARES OF COMMON STOCK (1)

          Amount beneficially owned by ELIZABETH JOAN FUTER:

          1,364,000 SHARES OF COMMON STOCK (1), (2)

          Amount beneficially owned by MATTHEW W. FUTER:

          1,364,000 SHARES OF COMMON STOCK (1), (2)


 CUSIP No.  27002R 10 1                                Page 8 of 10


          Amount beneficially owned by CHRISTOPHER W. FUTER:

          NONE (3)

     (b)  Percent of class:

          THE FUTER FAMILY TRUST   11.85%
          ELIZABETH JOAN FUTER     11.85%
          MATTHEW W. FUTER         11.85%
          CHRISTOPHER W. FUTER     -0- (3)

     (c)  Number of shares as to which the person has:

          (I)  Sole power to vote or to direct the vote

          THE FUTER FAMILY TRUST   1,364,000
          ELIZABETH JOAN FUTER     NONE
          MATTHEW W. FUTER         NONE
          CHRISTOPHER W. FUTER     NONE (3)

          (ii) Shared power to vote or to direct the vote:

          THE FUTER FAMILY TRUST   NONE
          ELIZABETH JOAN FUTER     1,364,000
          MATTHEW W. FUTER         1,364,000
          CHRISTOPHER W. FUTER     NONE (3)

          (iii)     Sole power to dispose or to direct the disposition of:

          THE FUTER FAMILY TRUST   1,364,000
          ELIZABETH JOAN FUTER     NONE
          MATTHEW W. FUTER         NONE
          CHRISTOPHER W. FUTER     NONE (3)

          (iv) Shared power to dispose or to direct the disposition of:

          THE FUTER FAMILY TRUST   NONE
          ELIZABETH JOAN FUTER     1,364,000
          MATTHEW W. FUTER         1,364,000
          CHRISTOPHER W. FUTER     NONE (3)

(1) Includes Class A Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $4.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded $5.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class A Warrants by paying holders $.05 per Class A Warrant. Also includes Class B Warrants, presently exercisable, to purchase 110,000 shares of Common Stock at $6.00 per share, expiring 8/31/00; if, however, the closing bid price of the Common Stock shall have equaled or exceeded
$7.50 per share for a period of 20 consecutive trading days at any time, the Company may redeem the Class B Warrants by paying holders $.05 per Class B Warrant. Excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.50 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes Warrants expiring 5/3/99 to purchase 110,000 shares of Common Stock at $.05 per share; provided, however, each Warrant is exercisable only if the shares of Common Stock of the Company trade at a minimum of $5.50 per share for 20 consecutive trading days. Also excludes options registered in the name of Christopher W. Futer, exercisable immediately, to buy 5,000 shares of Common Stock at a price of $1.25 per share, expiring 8/3/03.


CUSIP No. 27002R 10 1                                Page 9 of 10


(2) As Trustee and beneficiary of the Futer Family Trust.

(3) Christopher W. Futer disclaims beneficial ownership, including voting and disposition power, of shares of Common Stock and derivative securities owned by the Futer Family Trust. Does not include Options exercisable immediately to buy 5,000 shares of Common Stock at a price of $1.25 per share, expiring 8/3/03.

Item 5    Ownership of five percent or less of a class:

          N/A.

Item 6    Ownership of more than five percent on behalf of another person:

          N/A.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          N/A.

Item 8    Identification and classification of members of the group:

          N/A.

Item 9    Notice of dissolution of group:

          N/A.

Item 10   Certification:

          N/A.

CUSIP No.  27002R 10 1                                 Page 10 of 10


                              SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 1999.

The Futer Family Trust

By: /s/

Elizabeth Joan Futer, Trustee

By: /s/

Matthew W. Futer, Trustee

/s/
------------------------------------------
Elizabeth Joan Futer

/s/
------------------------------------------
Matthew W. Futer

/s/
------------------------------------------
Christopher W. Futer